
02003097

AN 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 8 2002
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

SEC FILE NUMBER
8-32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kercheville and Company Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH 10 West
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori S. Barker (210) 694-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

700 N. St. Mary's, Suite 1100	San Antonio	Texas	78205
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 2 8 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Joe Kercheville, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kercheville and Company and subsidiary for the year ended December 31, 2001, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



KIM LEMEILLEUR
NOTARY PUBLIC
State of Texas
Comm. Exp. 03/10/2002



Notary Public

This report contains (check all applicable boxes):

		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Statement of Consolidated Financial Condition.
(x)	(c)	Statement of Consolidated Income.
(x)	(d)	Statement of Consolidated Cash Flows.
(x)	(e)	Statement of Changes in Consolidated Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Consolidated Liabilities Subordinated to Claims of General Creditors. (Not applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3. (Not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report. (Not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

KERCHEVILLE AND COMPANY AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company and Subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 19, 2002

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$ 143,371	$ 585,533
RECEIVABLES:		
From brokers, dealers and clearing agent	61,956	160,709
From affiliates, employees and other	56,131	55,623
SECURITIES OWNED - at market value	1,966,056	1,961,729
INVESTMENT IN BLANCO PARTNERS, L.P.	2,037,181	1,936,306
PREPAYMENTS	36,071	20,308
PROPERTY AND EQUIPMENT - at cost:		
Land	379,437	379,437
Buildings and improvements	547,365	547,365
Equipment and furniture	790,083	755,579
Accumulated depreciation	(1,097,991)	(1,040,408)
Property and equipment, net	618,894	641,973
DEPOSITS WITH CLEARING AGENT	622,400	658,462
TOTAL	$ 5,542,060	$ 6,020,643

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 121,185	$ 706,818
Employee benefit plan payables	7,527	99,944
Securities sold short - at market value	480,000	531,880
Total liabilities	608,712	1,338,642
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	10,172	8,774
STOCKHOLDERS' EQUITY:		
Common stock - authorized 600,000 shares of $.50 stated value; 362,188 and 363,888 shares issued in 2001 and 2000, respectively	181,094	181,944
Additional paid-in capital	126,201	27,038
Retained earnings	4,615,881	4,488,368
Treasury stock (1,700 shares at cost in 2000)	-	(24,123)
Total stockholders' equity	4,923,176	4,673,227
TOTAL	$ 5,542,060	$ 6,020,643

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES AND INCOME:		
Commissions	$ 2,660,077	$4,342,791
Interest and dividends	156,277	232,755
Realized and unrealized gains on securities	82,211	575,700
Management fees	179,594	450,692
Other income	468,953	255,080
Total revenues and income	3,547,112	5,857,018
EXPENSES:		
Employee compensation and benefits including commissions	2,240,726	3,483,328
Transaction charges	250,629	458,168
General, administrative and other	437,159	257,916
Communications	151,081	155,286
Depreciation	57,583	59,253
Property, payroll and other taxes	112,277	141,055
Occupancy	68,746	69,720
Total expenses	3,318,201	4,624,726
EARNINGS BEFORE STATE INCOME TAXES AND MINORITY INTEREST	228,911	1,232,292
PROVISION FOR STATE INCOME TAXES	-	51,052
MINORITY INTEREST IN NET EARNINGS OF SUBSIDIARY	1,398	5,371
NET EARNINGS	$ 227,513	$1,175,869

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE, January 1, 2000	$ 180,844	$ -	$ 3,493,343	$ -	$ 3,674,187
Exercise of stock options	1,100	27,038	-	-	28,138
Purchase of treasury stock	-	-	-	(24,123)	(24,123)
Dividends declared	-	-	(180,844)	-	(180,844)
Net earnings	-	-	1,175,869	-	1,175,869
BALANCE, December 31, 2000	181,944	27,038	4,488,368	(24,123)	4,673,227
Exercise of stock options	1,000	26,940	-	-	27,940
Purchase of treasury stock	-	-	-	(27,940)	(27,940)
Retirement of treasury stock	(1,850)	(50,213)	-	52,063	-
Stock-based compensation	-	122,436	-	-	122,436
Dividends declared	-	-	(100,000)	-	(100,000)
Net earnings	-	-	227,513	-	227,513
BALANCE, December 31, 2001	$ 181,094	$ 126,201	$ 4,615,881	$ -	$ 4,923,176

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES:		
Net earnings	$ 227,513	$ 1,175,869
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:		
Minority interest in net earnings of subsidiary	1,398	5,371
Depreciation	57,583	59,253
Stock-based compensation	137,076	10,472
Loss on sale of property and equipment	-	1,175
Change in operating assets and liabilities:		
Receivables from brokers, dealers and clearing agent	98,753	(49,990)
Receivables from affiliates, employees and other	(508)	5,151
Securities owned and securities sold short	(157,082)	(257,330)
Prepayments	(15,763)	4,143
Deposit with clearing agent	36,062	(539,286)
Accounts payable and accrued liabilities	(585,633)	503,863
Employee benefit plan payable	(92,417)	82,510
Net cash (used in) provided by operating activities	(293,018)	1,001,201
INVESTING ACTIVITIES:		
Purchases of property and equipment	(34,504)	(39,294)
Proceeds from sale of property and equipment	-	2,300
Net cash used in investing activities	(34,504)	(36,994)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	13,300	17,666
Purchase of treasury stock	(27,940)	(24,123)
Dividends paid	(100,000)	(564,282)
Net cash used in financing activities	(114,640)	(570,739)
(Decrease) increase in cash and cash equivalents	(442,162)	393,468
CASH AND CASH EQUIVALENTS, beginning of year	585,533	192,065
CASH AND CASH EQUIVALENTS, end of year	$ 143,371	$ 585,533

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for state income taxes	$ 42,145	$ 37,052

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. NATURE OF OPERATIONS

Kercheville and Company (K&Co) was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co is the general partner with a 99% interest in Kercheville Partners L.P. (KP). KP's sole activity is serving as general partner of Blanco Partners, L.P. (see Note 4). The accompanying consolidated financial statements include the accounts of K&Co and KP (collectively, the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

K&Co operates under a clearing agreement with the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation (Pershing) where Pershing clears transactions for K&Co's customers, located primarily in South Texas, and carries the accounts of such customers on a fully disclosed basis as customers of Pershing. K&Co does not hold cash or securities in connection with such transactions. K&Co is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Securities Owned and Securities Sold Short - Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis using estimated useful lives of three to seven years for furniture and equipment and 15 to 18 years for buildings and improvements.

Commissions - Commissions and related transaction charges are recorded on a trade date basis as securities transactions occur.

Trading Gains/Losses - Trading gains and losses on securities include both realized and unrealized gains and losses on trading securities. Realized gains and losses are computed based on specific identification of securities sold.

Income Taxes - K&Co elected to be treated as an S Corporation for federal income tax purposes under which K&Co's taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statement of earnings.

Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), as included in Note 10.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standard – Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 became effective for the Company on January 1, 2001. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation. The adoption of SFAS No. 133 did not have a material impact on the Company's financial condition, results of operations, or financial reporting and disclosures.

3. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned and securities sold short consist of trading securities at market values at December 31 as follows:

	2001		2000	
	Owned	Sold Short	Owned	Sold Short
Corporate stocks	$ 511,902	$ 480,000	$ 250,927	$ 531,880
Mutual funds	244,251	-	327,853	-
Money market funds	1,027,392	-	1,192,358	-
Corporate bonds, debentures and notes	41,000	-	124,826	-
Municipal bonds	98,586	-	-	-
Foreign government obligations	42,925	-	65,765	-
Total	$ 1,966,056	$ 480,000	$ 1,961,729	$ 531,880

4. INVESTMENT IN BLANCO PARTNERS, L.P.

The Company has an investment in Blanco Partners, L.P. (Blanco Partners) whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2001 and 2000, the carrying value of the Company's investment in Blanco Partners was $2,037,181 and $1,936,306, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. The Company recognized depreciation related to its investment in Blanco Partners of $78,720 during the year ended December 31, 2001 and appreciation related to its investments in Blanco Partners of $431,403 during the year ended December 31, 2000. At December 31, 2001 and 2000, Blanco Partners was invested primarily in common stocks.

At December 31, 2001, the Company had $7,083 due from Blanco Partners. K&Co executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $278,250 and $209,500 in 2001 and 2000, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $179,594 and $450,692 during the years ended December 31, 2001 and 2000, respectively.

5. DEPOSITS WITH CLEARING AGENT

Under the clearing agreement with Pershing, K&Co is required to maintain a $100,000 balance at Pershing. At December 31, 2001, these funds were invested in certificates of deposit with a market value of $129,000, and at December 31, 2000, they were invested in U.S. government securities with a market value of $125,962.

K&Co is also required to maintain a margin deposit equal to the market value of securities sold short. At December 31, 2001 and 2000, K&Co had deposits at Pershing of $493,400 and $532,500, respectively, as margin for its securities sold short (see Note 8).

6. RELATED PARTY TRANSACTIONS

K&Co acts as an agent and sells various insurance products on behalf of an agency owned by K&Co's majority shareholder. For the year ended December 31, 2001 and 2000, K&Co recognized revenues related to these activities of approximately $48,800 and $51,300, respectively.

7. SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2001 and 2000.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short - K&Co may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co is obligated to purchase such security at a future date. At December 31, 2001 and 2000, the Company recorded an obligation of $480,000 and $531,880, respectively, in the consolidated financial statements representing the market values of the securities sold short. The Company will incur losses if the market value of the securities sold short increases subsequent to year-end.

Written Options - At December 31, 2001, K&Co had written options outstanding on two securities. The written options on one security expired worthless in January 2002. The written options on the other security have an expiration date of January 2003, but the underlying stock is not being traded and is considered to be worthless. As such, K&Co does not have a liability recorded related to written options as of December 31, 2001. However, should the market value of the underlying stock increase in value subsequent to December 31, 2001, K&Co will incur a loss.

Credit Risk - K&Co's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co and the clearing agent stipulates that all losses resulting from K&Co's customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

9. PROFIT-SHARING PLAN

K&Co sponsors a contributory trusteed profit-sharing plan (the Plan) which provides for contributions into employee designated investments. The Plan covers substantially all full-time employees of K&Co over 21 years of age and employed for at least one year. K&Co at its option can make discretionary contributions to the Plan. K&Co recognized expense for its discretionary contributions to the Plan for 2001 and 2000 of approximately $4,300 and $93,300, respectively. Contributions to the Plan are funded by K&Co on an annual basis.

10. EMPLOYEE STOCK OPTION PLANS AND STOCK AWARD

K&Co has four employee incentive stock plans, the 1992 Nonqualified Stock Option Plan (1992 Plan), the 1998 Nonqualified Stock Option Plan (1998 Plan), the 1999 Nonqualified Stock Option Plan (1999 Plan), and the 2000 Nonqualified Stock Option Plan (2000 Plan).

The 1992 Plan, the 1998 Plan, the 1999 Plan and the 2000 Plan provide for the granting of stock options up to a maximum of 60,000 shares, 14,000 shares, 11,000 shares and 6,000 shares of K&Co's common stock, respectively. Stock options may be granted at prices not less than 100% of the fair value at the date of the stock option grant. Stock options granted under the 1992 Plan become exercisable after four years and expire eight years from the date of the option grant. Under the 1992 Plan, no options may be granted after December 31, 2001, the termination date of the 1992 Plan. Stock options granted under the 1998 Plan become exercisable after four years and expire five years from the date of the option grant. Under the 1998 Plan, no options may be granted after December 31, 2000, the termination date of the 1998 Plan. Stock options granted under the 1999 Plan become exercisable ratably over five years and expire on December 31, 2004. No options may be granted after December 31, 2001, the termination date of the 1999 Plan. Stock options granted under the 2000 Plan become exercisable ratably over four years and expire on December 31, 2005. No options may be granted after December 31, 2005, the termination date of the 2000 Plan. A summary of stock option activity in the Plans is set forth below.

	Stock Options Outstanding (2000 Plan)	Exercise Price	Stock Options Outstanding (1999 Plan)	Exercise Price	Stock Options Outstanding (1998 Plan)	Exercise Price
January 1, 2000	-		11,000	$ 8.03	10,000	$ 8.12
Exercised	-		(2,200)	$ 8.03	-	
December 31, 2000	-		8,800	$ 8.03	10,000	$ 8.12
Granted	6,000	$ 12.93	-		-	
Exercised	-		(2,000)	$ 6.65	-	
Cancelled	(2,000)	$ 12.93	(800)	$ 6.65	-	
December 31, 2001	4,000	$ 11.27	6,000	$ 6.37	10,000	$ 5.91

There were no stock options outstanding under the 1992 Plan at any time during 2001 or 2000.

There were no stock options exercisable at December 31, 2001 or 2000.

During 2001, options for 2,000 shares of common stock were exercised at $6.65 per share and K&Co immediately repurchased all of these shares at $13.97 per share. K&Co recorded compensation expense of $14,640 related to these transactions based on the excess of the share repurchase price over the exercise price of the shares.

In January 2001, the Company reduced the exercise price on all outstanding options and in accordance with FIN 44, *Accounting for Certain Transactions Involving Stock Compensation*, an interpretation of APB No. 25, recognized approximately $122,000 as stock-based compensation expense. The Company will account for these options as variable awards until they are exercised.

During 2000, options for 2,200 shares of common stock were exercised at $8.03 per share and K&Co immediately repurchased 1,700 of these shares at $14.19 per share. K&Co recorded compensation expense of $10,472 related to these transactions based on the excess of the share repurchase price over the exercise price of the shares.

The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards in accordance with SFAS No. 123, the Company's pro forma net earnings in 2001 and 2000 would have been approximately $224,000 and $1,171,100, respectively. The fair value of the options granted in 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk free interest rate of 4.9%; expected lives of five years; and no dividend yields. The estimated fair value per share of options granted during 2001 was $2.40.

11. NET CAPITAL REQUIREMENTS

K&Co is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2001, K&Co had net capital, as defined, of $2,017,192 which was $1,767,192 in excess of its required net capital of $250,000. K&Co's percentage of aggregate indebtedness to net capital was 6.38% at December 31, 2001.

* * * * * * *

KERCHEVILLE AND COMPANY AND SUBSIDIARY

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from statement of financial condition)	$4,923,176
DEDUCTIONS:	
Nonallowable assets:	
Receivables from affiliates, employees and other	(56,131)
Prepayments	(36,071)
Property and equipment, net	(618,894)
Investment in Blanco Partners, L.P.	(2,037,181)
Net capital before haircuts on securities	2,174,899
Haircuts on securities	(157,707)
NET CAPITAL	$2,017,192

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities (from statement of financial condition)	$ 608,712
Less exclusions -	
Securities sold short	480,000
Total aggregate indebtedness	$ 128,712
Percentage of aggregate indebtedness to net capital	6.38 %

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$1,767,192

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2001)

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in K&Co's unaudited FOCUS report as of December 31, 2001, as amended.

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.us.deloitte.com

Deloitte & Touche

February 19, 2002

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 19, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Kercheville and Company and Subsidiary

(SEC ID NO. 8-32795)

Consolidated Financial Statements and Supplemental Schedule for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.